Mail Stop 3720

August 21, 2007

By U.S. Mail and facsimile to (269) 923-3722

Jeff M. Fettig
Chairman and Chief Executive Officer
Whirlpool Corporation
2000 North M-63
Benton Harbor, MI 49022-2692

> **Re: Whirlpool Corporation**
> **Definitive Schedule 14A**
> **Filed March 12, 2007**
> **File No. 1-03932**

Dear Mr. Fettig:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Board of Directors and Corporate Governance, page 7

Corporate Governance and Nominating Committee, page 9

1.   Ensure that you include the disclosure specified in Item 407(c)(2)(vii) of
        Regulation S-K regarding nominees for director that at the time of their
        nomination are not standing for re-election and are not executive officers. See
        Question 3.02 of Item 407 of Regulation S-K Compliance and Disclosure
        Interpretations available on our website. We note, for example, that it is not
        apparent what category of persons or entities recommended to the committee that
        William Kerr in particular be considered as a director candidate.

Compensation Discussion and Analysis, page 22

Factors in Determining Target Pay Level, page 22

2.   Discuss in more detail the role of your compensation consultant in your
        compensation processes and decisions, including, among other things, more
        disclosure regarding the material elements of the instructions or directions given
        to the consultant with respect to the performance of its duties. See Item
        407(e)(3)(iii) of Regulation S-K.

Short-Term Incentives, page 26

3.   Regarding your explanation of the compensation that you paid your named
        executive officers, please consider the extent to which you should include
        separate discussion of a named executive officer's compensation where any
        policy or decisions for that named executive officer's compensation have been
        materially different from those of the other named executive officers'
        compensation. We note, for example, that the summary compensation table on
        page 37 and the related note four show Jeff Fettig and Paulo Periquito received
        significantly greater performance excellence program awards than the other
        named executive officers and Roy Templin and Paulo Periquito were the only
        named executive officers to receive strategic excellence program awards in 2006.
        Yet it is not apparent as to what circumstances led to these differences or whether
        they reflect material differences in your policy or decision-making regarding the
        executives' compensation. Please clarify. See Section II.B.1 of Securities Act
        Release No. 8732A.

4.   On pages 26 and 27 you mention company and individual performance measures
        you have used in determining short-term incentives payouts. Please disclose the
        performance targets and threshold levels that must be reached for payment to each
        of the named executive officers. Please also provide an analysis of how the
        various objectives, goals, ratings, etc. led the committee to award the levels of

compensation it awarded under the performance excellence plan. See Items 402(b)(1)(v), (2)(v) and (vii) of Regulation S-K. To the extent that you believe disclosure of the targets is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us in your response letter with a detailed analysis as to why such information should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, explain how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Item 402(b) of Regulation S-K. Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. In this regard, your disclosure in the last sentence of the penultimate paragraph in this subsection regarding the level of difficulty should be expanded to provide more analysis.

Similarly address the undisclosed company and individual target and threshold levels in the following subsection regarding long-term incentive compensation under each of your long-term incentives plans/programs.

5. To the extent short-term or long-term performance targets are not stated in quantitative terms, explain how the committee determines achievement levels for that performance measure.

6. Disclose the performance measurement period for the awards earned in the last fiscal year and note that the measurement periods have varied historically, as your disclosure on page 52 suggests.

7. Discuss here, and also later where you discuss long-term incentives, whether discretion can be or has been exercised by the board or human resources committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

8. Describe what factors the committee considers in determining the "strong individual performance" that would merit bonus payouts under the executive officer bonus plan in addition to the awards available under the performance excellence plan. Discuss how this compensation element and your decisions regarding that element fit into your overall compensation objectives and affect

decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K.

Long-Term Incentives, page 27

9.   We note your disclosure as to when the committee establishes performance goals for the fiscal year. To the extent you have available information regarding such goals and targets for the current fiscal year because you already have set the goals and targets, please include disclosure regarding them in your compensation discussion and analysis. See Instruction 2 to Item 402(b) of Regulation S-K.

10.   Explain what you mean by the term "EVA target."

11.   Explain what you mean by "challenging, but realistic" in describing the performance targets for named executive officers under the strategic excellence program.

12.   We note your disclosure on page 29. To the extent the committee determines that, due to "market conditions," it should make, or should not make, awards to the named executive officers for the last fiscal year under the special retention program, the career stock program or other executive plans, please generally describe the pertinent market conditions.

13.   We note that the new component of the executive deferred savings plan II, called the executive restoration plan, that provides for employer matching and non-elective contributions for executives became effective January 1, 2007. Please provide additional discussion as to why, in light of the other elements of compensation afforded to the named executive officers and mentioned tax limitations, the committee determined the executive restoration plan should be an additional compensation element. See Items 402(b)(1)(iv) and (vi) of Regulation S-K.

Non-Qualified Pension Plans, page 33

14.   You state that your supplemental executive retirement plan "is designed to provide Whirlpool executives with additional retirement income in line with competitive practice as a supplement to Whirlpool's broad-based retirement plan." Explain what you mean by "in line with competitive practice," addressing whether you benchmarked this element of compensation against the comparator group and how it related to the compensation provided by the benchmarked companies or is "competitive" with them. Provide further insight as to why the committee or the board believes that this additional compensation element for named executive officers fits into your overall compensation objectives and how it has affected decisions regarding other elements. See Items 402(b)(1) and (2) of Regulation S-K.

Executive Compensation Tables, page 37

Grant of Plan-Based Awards Table, page 41

15.   We note that you have disclosed estimated payouts under equity incentive plan awards in terms of dollar value, rather than number of shares of stock. Include a footnote to explain that the awards will be paid out in stock in the form of whatever number of shares that amount translates into at the time of the payout. See Question 5.01 of Item 402 of Regulation S-K Compliance and Disclosure Interpretations available on our website.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3359 with any questions.

Sincerely,

Cheryl L. Grant
Attorney-Advisor